ProShares Trust II

c/o ProShare Capital Management LLC

7501 Wisconsin Avenue, Suite 1000

Bethesda, Maryland 20814

(240) 497-6400

November 5, 2015

VIA EDGAR

Mr. Robert F. Telewicz Jr.

Branch Chief

Office of Real Estate and Commodities

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	ProShares Trust II

Form 10-K for the year ended December 31, 2014

Filed March 2, 2015

File No. 001-34200

Dear Mr. Telewicz:

Please find below the responses to your comments of October 8, 2015 to ProShares Trust II’s (the “Trust”) Form 10-K for the year ended December 31, 2014. Your comment is set forth below, followed by the Trust’s response.

Form 10-K for the fiscal year ended December 31, 2014

Item 15. Exhibits and Financial Statement Schedules, page 149

Statements of Financial Condition and Schedules of Investments

1.	Comment: We note amounts in the statements of financial condition for receivable or payable on open futures contracts do not agree with the amounts in the schedules of investments. For example, for the ProShares VIX Short-Term Futures EFT, the receivable on open futures contracts is $9,317,236 in the statement of financial condition whereas the unrealized appreciation amount in the schedule of investments is $6,264,620. Please explain to us why these amounts do not agree and within your response, reference the authoritative accounting literature management relied upon.

Response: Regarding the December 31, 2014 financial statements of ProShares VIX Short-term Futures ETF, the $9,317,236 receivable on open futures contracts represents the daily variation margin receivable on open futures contracts. The Fund generally agrees to receive from or pay to the broker(s) an amount of cash equal to the daily fluctuation in value of the futures contract. Such receipts or payments are known as variation margin and are settled daily in cash. As paragraph one of FASB ASC 946-310-45 explains that receivables are listed separately at net realizable value for each category of receivable including variation margin on open futures contracts. The $6,264,620 is the cumulative appreciation on the futures contracts since acquisition. FASB ASC 946-210-50 paragraph six states that a condensed schedule of investments in securities shall disclose the numbers of contracts, range of expiration dates, and cumulative appreciation for open futures contracts of a particular underlying.

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In connection with the submission of our response, the Trust hereby acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

We hope that you will find this response satisfactory. If you have questions or further comments, please call the undersigned at (240) 497-6400.

PROSHARES TRUST II

By:	/s/ Edward Karpowicz
Name:	Edward Karpowicz
Title:	Principal Financial Officer

cc:	Todd B. Johnson, Principal Executive Officer

Robert J. Borzone Jr., Vice President and Legal Counsel